Form N-SAR
Attachment for Item #77C
Matters Submitted to a Vote of Security Holders

MAINSTAY DEFINEDTERM MUNICIPAL OPPORTUNITIES FUND
811-22551
For Period Ended 5/31/15

(a) The date of the meeting and whether it was an annual or special meeting;

Pursuant to notice, an annual meeting of shareholders (“Meeting”) of the MainStay DefinedTerm Municipal Opportunities Fund (“Fund”), was held at the offices of New York Life Investment Management, Inc. (“New York Life Investments”), 51 Madison Avenue, New York, New York 10010 on Wednesday, September 23, 2014 at 9:00 a.m.

(b)	If the meeting involved the election of trustees, state the name of each trustee elected at the meeting and the names of all other trustees now in office;

The meeting was held to elect Alan R. Latshaw and Richard H. Nolan, Jr. to serve as Class II Trustees of the Fund for three year terms or until their successors are duly elected.

The other Trustees of Fund are:  Susan B. Kerley, John Y. Kim, Peter Meenan, Richard S. Trutanic, Roman L. Weil and John A. Weisser

(c)	Describe each matter voted upon at the meeting and state the number of affirmative votes and the number of negative votes cast with respect to each matter;

To elect two Trustees to serve as Class II Trustees of the Fund for three year terms or until their successors are duly elected and qualify.

The proposal was discussed in detail in the proxy statement.  No other business came before the Meeting.

The proposal was passed by the shareholders, as confirmed by the Inspector of Elections.

The following is a summary of how the votes on the proposal presented before the Meeting held on September 23, 2014 were cast.  There were no votes cast in person at the Meeting.

Proposal – To elect two Trustees to serve as Class II Trustees of the Fund for three year terms or until their successors are duly elected and qualify.

Alan R. Latshaw
Votes For	Votes Against	Abstentions	Total
22,181,062	443,725	0	22,624,787

Richard H. Nolan, Jr.
Votes For	Votes Against	Abstentions	Total
700	0	0	700